 Exhibit 99.9

ECONOMIC OUTLOOK
Real GDP contractions of 6.0% in Québec and 5.5% in Canada are expected in 2020. Québec is likely to see a slightly bigger downturn in economic activity, as it introduced stronger public health measures.

- The current economic outlook is more optimistic than the one presented in Québec's Economic and Financial Situation 2020-2021 released in June, which projected a real GDP decline of 6.5% in Québec and 6.1% in Canada.

Québec has not been spared by the pandemic. To mitigate the impact, authorities acted swiftly and took unprecedented steps to stabilize the economy and help households and businesses during this time of economic upheaval.

ECONOMIC OUTLOOK FOR QUÉBEC

(percentage change, unless otherwise indicated)

	2019	2020	2021
Real gross domestic product	2.6	−6.0	5.0
Exports	1.7	−8.9	5.9
Consumer price index	2.1	0.8	1.6
Housing starts (thousands of units)	48.0	52.5	44.8
Job creation (thousands)	77.7	−222.6	154.1
Unemployment rate	5.1	9.3	7.8
Canadian financial markets
Overnight rate target	1.8	0.5	0.3
3-month Treasury bills	1.7	0.4	0.2
10-year Government of Canada bonds	1.6	0.7	0.9
Canadian dollar (in U.S. cents)	75.6	74.3	76.1

QUÉBEC'S BUDGETARY SITUATION
The financial framework provides for a balanced budget, within the meaning of the Balanced Budget Act, of $32 million in 2019-2020. The budgetary deficit forecast for 2020-2021 stands at $15 billion, or even $3 billion after use of the stabilization reserve. Provisions for economic risks and other support and recovery measures of $4 billion in 2020-2021, $3.0 billion in 2021-2022 and $1.0 billion in 2022-2023 are included in the financial framework.

Revenue amounts to $118.7 billion in 2020-2021, with growth of 1.5%. Growth is expected to average 2.1% per year until 2022-2023. Expenditure amounts to $127.1 billion in 2020-2021, with growth of 12.2%. Growth is expected to average 4.6% per year until 2022-2023.

CONSOLIDATED FINANCIAL FRAMEWORK, 2019-2020 TO 2022-2023 (millions of dollars)
	2019-2020	2020-2021	2021-2022	2022-2023	AAGR(1)
Own-source revenue	91 744	88 437	94 477	98 709
% change	0.1	-3.6	6.8	4.5	1.9
Federal transfers	25 228	30 296	26 639	25 772
% change	9.1	20.1	-12.1	-3.3	2.8
Total revenue	116 972	118 733	121 116	124 481
% change	1.9	1.5	2.0	2.8	2.1
Portfolio expenditures	-105 621	-119 507	-114 576	-117 959
% change	8.1	13.1	-4.1	3.0	4.8
Debt service	-7 676	-7 573	-8 806	-9 303
% change	-12.0	-1.3	16.3	5.6	1.6
Total expenditure	-113 297	-127 080	-123 382	-127 262
% change	6.4	12.2	-2.9	3.1	4.6
Estimated losses on the CSeries investment	-1 037	-	-	-
Provision for economic risks and other support and recovery measures	-	-4 000	-3 000	-1 000
SURPLUS (DEFICIT)	2 638	-12 347	-5 266	-3 781
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-2 606	-2 653	-2 984	-3 219
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	32	-15 000	-8 250	-7 000
Use of the stabilization reserve	-	12 009	-	-
BUDGETARY BALANCE(2)	32	-2 991	-8 250	-7 000
(1) Average annual growth rate from 2019-2020 to 2022-2023. (2) Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve.

DEBT REDUCTION

As at March 31, 2020, the gross debt stood at $198.8 billion, or 43.3% of GDP. The gross debt-to-GDP ratio is expected to climb back to 50.5% as at March 31, 2021. The gross debt burden will stand at 50.0% of GDP as at March 31, 2022 and 49.9% of GDP as at March 31, 2023.

- The Act to reduce the debt and establish the Generations Fund provides that, for fiscal 2025-2026, the gross debt must not exceed 45% of GDP, while the debt representing accumulated deficits must not exceed 17% of GDP. These targets will be hard to achieve due to the substantial increase in the debt in 2020-2021.

In 2020-2021, deposits in the Generations Fund will be maintained and will stand at $2.7 billion.

THE GOVERNMENT'S FINANCING PROGRAM, 2020-2021 TO 2022-2023

(millions of dollars)

	2020-2021	2021-2022	2022-2023
GENERAL FUND
Net financial requirements	28 045	18 735	17 558
Repayment of borrowings	10 287	16 547	14 229
Use of the Generations Fund to repay borrowings	-	-	-
Use of pre-financing	-7 988	-	-
Change in cash position	-	-	-
Deposits in the Retirement Plans Sinking Fund (RPSF)(1)	-	-	-
Transactions under the credit policy(2)	2 137	-	-
TOTAL	32 481	35 282	31 787

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

(1) Deposits in the RPSF are optional. They are recorded in the financing program only once they are made.

(2) Under the credit policy, which is designed to limit risk with respect to counterparties, the government disburses or receives amounts following, in particular, movements in exchange rates. These amounts do not affect the debt.

For 2020-2021, the financing program amounts to $32.5 billion, which is $0.4 billion more than forecast in Québec's Economic and Financial Situation 2020-2021. This is explained mainly by an increase in transactions under the credit policy. Thus far in 2020-2021, the government has contracted 42% of its borrowings on foreign markets, compared to an average of 21% for the past 10 years:

– US$4.75 billion (CAD$6.4 billion);

– €3.85 billion (CAD$6.0 billion).

To date, approximately 70% of the borrowings contracted in 2020-2021 had a maturity of 10 years or more.

As at March 31, 2020, the average maturity of the debt was approximately 11 years.

Five issues totalling $2.8 billion have been made since the Green Bond program was launched.

CREDIT RATINGS
Québec's credit rating is evaluated by six credit rating agencies. In 2020, these six credit rating agencies confirmed Québec's credit rating and assigned it a stable outlook.

QUÉBEC GOVERNMENT'S CREDIT RATINGS

Credit rating agency	Credit rating	Outlook
Standard & Poor's (S&P)	AA-	Stable
Moody's	Aa2	Stable
Fitch Ratings	AA-	Stable
DBRS Morningstar	AA (low)	Stable
Japan Credit Rating Agency (JCR)	AA+	Stable
China Chengxin International (CCXI)(1)	AAA	Stable

Note: These are Québec's credit ratings as at October 29, 2020.

(1) Credit rating for bond issues on the Chinese market.